Exhibit 1.01

The Sherwin-Williams Company

Conflict Minerals Report

In Accordance with the Rule 13p-1 under the Securities Exchange Act of 1934

For Reporting Period from January 1, 2018 to December 31, 2018

This is the Conflict Minerals Report (this “Report”) of The Sherwin-Williams Company (“Sherwin-Williams”, “we”, “our”, “us”, or the “Company”) for the reporting period from January 1, 2018 to December 31, 2018 that is being filed as an exhibit to the Company’s Form SD in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Based on the existing guidance from the Securities and Exchange Commission (the “SEC”), this Report has not been audited, nor is an independent private sector audit required for this Report.

Executive Summary

Sherwin-Williams is dedicated to ethical sourcing and takes very seriously the humanitarian concerns that led to the enactment of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act pursuant to which the SEC adopted Rule 13p-1. During calendar year 2018, we continued to investigate the sourcing of any conflict minerals necessary to the functionality or production of our products (the “subject minerals”).

As a global manufacturer and seller of a large variety of paint, specialty coatings and related products for a broad range of customers, we analyzed our products for their potential of containing even small quantities of conflict minerals that are necessary to the functionality or production of our products. Based on our analysis, we determined that paint cans, paint brushes and other associated application tools that we manufacture or contract to manufacture are in the scope of Rule 13p-1. Upon such determination, we investigated suppliers of the metal components necessary to the functionality or production of such paint cans, paint brushes and application tools. This Report focuses on the processes and the results of the investigation.

Sherwin-Williams does not directly source from mines the subject minerals that may be contained in our products, and such materials often pass through several commercial intermediaries before being purchased by Sherwin-Williams.

More specifically, the subject minerals in their raw material form are processed by smelters or refiners independent of Sherwin-Williams. After the subject minerals are processed or refined, they are sent to different types of facilities where they are processed and/or manufactured into components or sub-components. Following this multi-step process, Sherwin-Williams purchases components from suppliers. As a result, we rely on the responses of our suppliers for information about the subject minerals in their products, and they, in turn, rely on their own suppliers for information.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry (RCOI)

We conducted in good faith a reasonable country of origin inquiry (“RCOI”) relating to the subject minerals in accordance with Rule 13p-1. After identifying the suppliers as described above, we sent each of these suppliers a data inquiry in the form of an e-mail via a third-party software system. The data inquiry requested that the suppliers complete a Conflict Minerals Reporting Template (“CMRT”) revision 5.11 or higher developed by the Responsible Minerals Initiative (“RMI”), formerly known as the Conflict-Free Sourcing Initiative, or complete a response through our third-party software provider’s online platform. The CMRT included an inquiry regarding the country of origin for any subject minerals that were contained in the products we purchased from such supplier. We followed up with e-mails and telephone calls in an attempt to obtain the necessary information from our suppliers, and in those follow up communications we further educated suppliers on Rule 13p-1 and how to accurately complete the CMRT. We received responses from 100% of the suppliers from which we requested a response.

Based on our RCOI, we have determined that our paint cans, paint brush products and other application tool products may contain subject minerals that may have originated in the Democratic Republic of the Congo or the adjoining countries (collectively, the “Covered Countries”). Accordingly, we performed due diligence on the source and chain of custody of the subject minerals in those products.

Due Diligence

Design of Due Diligence

Sherwin-Williams’ due diligence measures, processes, and related documentation were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016 (“OECD Guidance”) and the related supplements for tin, tantalum and tungsten and for gold.

Due Diligence Measures Performed

The following is a description of the due diligence measures we performed for the reporting period.

OECD Step 1: Establish and maintain strong company management systems

Individuals from various groups within the Company including Purchasing, Supply Chain, Legal, Information Technology, Technical, and Regulatory collaborated to implement our supply chain due diligence. The Purchasing team led our conflict minerals compliance efforts and program with guidance from Legal Vice President Deputy General Counsel and Senior Vice President of Global Procurement.

The Purchasing team is responsible for maintaining our Conflict Minerals Policy, which is available on the Company’s website at

http://suppliers.sherwin-williams.com/cs/suppliers/supplier-responsibility/. The content of any website referred to in this Report is not incorporated by reference in this Report.

Our record retention policy requires us to retain relevant supplier response documentation for no less than five (5) years in accordance with the OECD Guidance.

Our grievance mechanism is our ethics hotline at www.sherwin.ethicspoint.com.

During the due diligence process, we advised suppliers who supplied us products that contained, or had the potential to contain, the subject minerals that they were covered by our conflict minerals policy. Moreover, we have continued our practice of strengthening supplier engagement by sending them an email after our data collection ended to thank them for their continued collaboration and provided a link to our conflict minerals policy.

OECD Step 2: Identify and Assess Risks in the Supply Chain

We reviewed and analyzed the responses from suppliers and determined which suppliers required further discussion to address inconsistent or incomplete responses. We compared the smelters identified by our suppliers in their completed templates against the list of facilities on the RMI website. We utilized the RMI website as a reference to determine whether the smelters received a “conformant” or “active” designation from the Responsible Minerals Assurance Process (“RMAP”). For smelters declared by our suppliers that were not recognized by the RMI, we conducted additional due diligence to determine if in fact those entities were smelters.

OECD Step 3: Design and implement a strategy to respond to identified risks

The Company determined in good faith that some risks in our supply chain can reasonably be identified when suppliers who responded in a manner that did not meet our expectations or responses indicated potential risk with their CMRT declaration. In order to respond to any risks revealed in our supplier responses, we utilized a third-party system for surveys and data collection, as well as engaging our direct suppliers.

The Purchasing team responsible for conflict minerals compiled responses from our suppliers and analyzed the due diligence results to identify further risk, and they documented this information. When it was determined that further follow up was warranted, it was accomplished through various means of communication.

OECD Step 4: Carry Out Independent Third-Party Audit of Smelters/Refiners’ Due Diligence Practices

We do not have direct relationships with smelters or refiners of the subject conflict minerals in our products, and we did not carry out audits of these facilities. However, as a member of the RMI, Member ID# SHWI, we do support the independent third-party audits conducted for the RMAP. Moreover, we understand that RMI also actively engages alleged smelters and refiners to encourage them to participate in audits.

OECD Step 5: Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report is available on our Company website at http://suppliers.sherwin-williams.com/cs/suppliers/supplier-responsibility/ and is filed with the SEC.

Results of Review

Facilities used to process the subject minerals

The information that we obtained from our suppliers provided valuable insight and transparency into the smelters that process the subject minerals in our supply chain. Moreover, our data inquiry resulted in our suppliers providing a list of processing facilities that may have processed the subject minerals in our supply chain. The facilities listed in Annex I were declared by suppliers that responded to our inquiries at a product-level and have been independently verified by a third-party as a smelter facility that is RMAP-conformant.

Tin Smelters:

Our suppliers that provided product-level responses to our inquiries have indicated that the tin in our products may have been processed by one or more of the twenty (20) tin smelters, as listed on Annex I, that also have a “Conformant” status designated by the RMI, and therefore have been independently audited and confirmed to be conformant with the RMAP assessment protocols.

A listing of the tin smelters identified by our supplier(s) that provided product-level responses to our inquiries is available in Annex I.

Tungsten Smelters:

Our suppliers that provided product-level responses to our inquiries have indicated that the tungsten in our products was processed by only one (1) independently verified tungsten smelter. That smelter has a “Conformant” status designated by the RMI, and therefore has been independently audited and confirmed to be conformant with the RMAP assessment protocols.

The name of the tungsten smelter identified by our supplier(s) that provided product-level responses to our inquiries is available in Annex I.

Country of origin of the subject minerals

Based solely on the responses provided by our suppliers, and the data available to us as a RMI member, the tin contained in our products may have originated in the countries listed in Table 1.

Similarly, based solely on the responses provided by our suppliers, and the data available to us as a RMI member, the tungsten contained in our products may have originated in the countries listed in Table 2.

Table 1

Australia	Dem. Republic of Congo	Myanmar	Taiwan
Bolivia	Guinea	Nigeria	Thailand
Brazil	Indonesia	Peru	Uganda
Burundi	Laos	Portugal	United Kingdom
China	Malaysia	Russian Federation	Venezuela
Colombia	Mongolia	Rwanda

Table 2

Australia	Colombia	Malaysia	Russian Federation
Bolivia	Dem. Republic of Congo	Mongolia	Rwanda
Brazil	Guinea	Myanmar	Taiwan
Burundi	Indonesia	Nigeria	Thailand
China	Laos	Peru	United Kingdom

Efforts to determine the mine or location of origin

We have determined that the most reasonable effort we can make to determine the mines or locations of origin of the subject minerals to the greatest possible specificity is to seek information from our direct suppliers about the smelters or refiners and the countries of origin of the subject minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the subject minerals. Moreover, we remained a member of the RMI, a cross-industry organization that coordinates independent third-party audits of smelters and refiners on behalf of its members. We utilized the RCOI information provided to us by the RMI in order to determine the possible country of origin of the subject minerals.

Steps Taken and Being Taken to Mitigate Risk and to Improve our Due Diligence

Since the start of the reporting period, we have taken or are taking the following steps to mitigate the risk that subject minerals benefit armed groups and to improve our due diligence:

•	Increasing precision of country of origin identification for the subject minerals, resulting in a reduction of risk-exposure by 4% and 5% for tin and tungsten, respectively.

•

Strengthening cooperation and partnerships as encouraged by the OECD Guidance through our membership in the RMI, which has led to country of origin data being included in the cross-referencing process of smelters and refiners.

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk and to Improve our Due Diligence” section, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management’s current expectations, estimates, assumptions and beliefs concerning future events and conditions. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “believe,” “expect,” “may,” “will,” “should,” “project,” “could,” “plan,” “goal,” “potential,” “seek,” “intend” or “anticipate” or the negative thereof or comparable terminology.

Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company and such risks, uncertainties and other factors could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks, uncertainties and other factors include such things as (a) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (b) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Annex I:

Smelter ID	Smelter Name	Metal
CID000438	EM Vinto	Tin
CID001105	Malaysia Smelting Corporation (MSC)	Tin
CID001173	Mineracao Taboca S.A.	Tin
CID001182	Minsur	Tin
CID001337	Operaciones Metalurgicas S.A.	Tin
CID001434	PT DS Jaya Abadi	Tin
CID001453	PT Mitra Stania Prima	Tin
CID001460	PT Refined Bangka Tin	Tin
CID001477	PT Timah Tbk Kundur	Tin
CID001482	PT Timah Tbk Mentok	Tin
CID001490	PT Tinindo Inter Nusa	Tin
CID001539	Rui Da Hung	Tin
CID001898	Thaisarco	Tin
CID002036	White Solder Metalurgia e Mineracao Ltda.	Tin
CID002158	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Tin
CID002180	Yunnan Tin Company Limited	Tin
CID002320	Xiamen Tungsten (H.C.) Co., Ltd.	Tungsten
CID002455	CV Venus Inti Perkasa	Tin
CID002500	Melt Metais e Ligas S.A.	Tin
CID002773	Metallo Belgium N.V.	Tin
CID002776	PT Bangka Prima Tin	Tin